May 20, 2009

VIA EDGAR

David Burton, Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Judiciary Plaza, 450 Fifth Street, NW

Washington D.C.

Re:

Heart Tronics, Inc.

Form 8-K/A Advisements

File Number 333—148515

Dear Mr. Burton:

This letter is in follow-up to the amended form 8-K filed by Heart Tronics in response to your letter to Heart Tronics dated March 23, 2009.  As requested in that letter, Heart Tronics hereby acknowledges that (i) the company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commissions from taking any action with respect to the filing, and (iii) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Rowland Perkins

Rowland Perkins

Chief Executive Officer (Administration)

Signalife, Inc.

T 818.432.4561

4705 Laurel Canyon Blvd. ~ Suite 203

F 818.432.4567

Studio City, CA 91607

www.signalife.com